                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20547

                                 SCHEDULE 14D-9

                  SOLICITATION/RECOMMENDATION STATEMENT UNDER
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                   SHELTER PROPERTIES IV LIMITED PARTNERSHIP
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                           (Name of Subject Company)

                   SHELTER PROPERTIES IV LIMITED PARTNERSHIP
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                      (Names of Persons Filing Statement)

                           LIMITED PARTNERSHIP UNITS
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                         (Title of Class of Securities)

                                      NONE
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                     (CUSIP Number of Class of Securities)

                                 MARTHA L. LONG
                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                                55 BEATTIE PLACE
                                 P.O. BOX 1089
                       GREENVILLE, SOUTH CAROLINA, 29602
                                 (864) 239-1000
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           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

                                   Copies to:

                                 Joseph A. Coco
                    Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                            New York, New York 10036
                                 (212) 735-3000

                                      and

                              Jonathan L. Friedman
                    Skadden, Arps, Slate, Meagher & Flom LLP
                             300 South Grand Avenue
                         Los Angeles, California 90071
                                 (213) 687-5000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

                                 SCHEDULE 14D-9

     This Schedule 14D-9 relates to the offer by AIMCO Properties, L.P., a Delaware limited partnership ("AIMCO OP"), to purchase units of limited partnership interest (the "Units") of Shelter Properties IV Limited Partnership, a South Carolina limited partnership (the "Partnership"), at a price of $397.68 per unit in cash, subject to the conditions set forth in the Litigation Settlement Offer dated November 5, 2004, and in the related Letter of Transmittal, as each may be amended and supplemented from time to time (collectively, the "Offer"). Copies of the Litigation Settlement Offer and the Letter of Transmittal are filed with this Schedule TO as Exhibits (a)(1) and
(a)(2), respectively.

ITEM 1.  SUBJECT COMPANY INFORMATION.

     (a) The information set forth under "THE LITIGATION SETTLEMENT
OFFER -- Certain Information Concerning Your Partnership" in the Litigation Settlement Offer is incorporated herein by reference. The Partnership's principal executive offices are located at 55 Beattie Place, P.O. Box 1089, Greenville, South Carolina 29602, and its phone number is (864) 239-1000.

     (b) This Schedule 14D-9 relates to the units of limited partnership interest of Shelter Properties IV Limited Partnership, of which 49,995 units were issued and outstanding as of September 30, 2004.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

     (a) This Schedule 14D-9 is being filed by Shelter Properties IV Limited Partnership, a South Carolina limited partnership (the "Partnership"), of which the corporate general partner is Shelter Realty IV Corporation. The Partnership's principal executive offices are located at 55 Beattie Place, P.O. Box 1089, Greenville, South Carolina 29602, and its phone number is (864) 239-1000.

     (d) The information set forth under "SUMMARY TERM SHEET" and "THE LITIGATION SETTLEMENT OFFER -- Information Concerning Us and Certain of Our Affiliates" in the Litigation Settlement Offer is incorporated herein by reference.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     (d) The information set forth under "THE LITIGATION SETTLEMENT OFFER -- Conflicts of Interest and Transactions with Affiliates" in the Litigation Settlement Offer is incorporated herein by reference.

ITEM 4.  SOLICITATION OR RECOMMENDATION.

     (a) and (b) The information set forth under "THE LITIGATION SETTLEMENT OFFER -- Position of Your General With Respect to the Offer" in the Litigation Settlement Offer is incorporated herein by reference.

     (c) Not applicable.

ITEM 5.  PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     Not Applicable.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (b) Not applicable.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (d) Not Applicable.

ITEM 8.  ADDITIONAL INFORMATION.

     (b) The information set forth in the Litigation Settlement Offer and the related Letter of Transmittal is incorporated herein by reference.

ITEM 9.  EXHIBITS.

(a)(1)   Litigation Settlement Offer dated November 5, 2004
         (incorporated by reference herein to the applicable exhibit filed with the Schedule TO filed November 5, 2004, relating to the Offer).
(a)(2) Letter of Transmittal and related Instructions (incorporated by reference herein to the applicable exhibit filed with the Schedule TO filed November 5, 2004, relating to the Offer).
(a)(3)   Letter from AIMCO OP to the Limited Partners of Shelter
         Properties IV Limited Partnership (incorporated by reference herein to the applicable exhibit filed with the Schedule TO filed November 5, 2004, relating to the Offer).
(e)      Not applicable.
(g)      None.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          SHELTER PROPERTIES IV LIMITED
                                          PARTNERSHIP

                                          By: Shelter Realty IV Corporation
                                              General Partner

                                          By:      /s/ MARTHA L. LONG
                                            ------------------------------------
                                              Martha L. Long
                                              Senior Vice President

Dated: November 5, 2004